SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

City of Buenos Aires, March 3, 2022

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Financial Statements as of 12/31/2021

Dear Sirs:

In order to comply with the requirements of Article No. 62, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company”), at its meeting held on March 3, 2022, approved the consolidated financial statements for the year ended December 31, 2021. Relevant information of such financials statements of YPF S.A. follows:

1) Statement of income (1) (in millions of pesos)

Attributable to shareholders of the Company	257
Attributable to minority interests	(1,065)

Total net income for the period	(808)

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	162,286
Attributable to minority interests	3,126

Total other comprehensive income for the period	165,412

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	162,543
Attributable to minority interests	2,061

Total comprehensive income for the period	164,604

4) Detail of Shareholders’ equity as of 12/31/2021 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed Capital	3,931
Adjustment to contributions	6,095
Shares in treasury	2
Adjustment to shares in treasury	6
Stock compensation plan	372
Acquisition cost of treasury shares	(493)
Share trading premium	(49)
Issuance premiums	640

Total shareholders’ contributions	10,504

Legal reserve	2,007
Reserve for future dividends	—
Reserve for investments	—
Reserve for repurchase of own shares	—
Reserve for NIIF special initial adjustment	—
Other comprehensive income	883,589
Retained earning	(56,208)

Subtotal Shareholders’ equity	839,892

Minority interests	8,226

Total Shareholders’ equity	848,118

(1)	Amounts in accordance with IFRS

Subsection I) 3. Proposals regarding dividends in cash and in kind, capitalized earnings, monetary adjustments and other concepts: reserves constitution

The Company’s Board of Directors resolved to propose to the Ordinary General Shareholders’ Meeting to partially absorb the accumulated losses in the accumulated results account up to the net income for the year of $257 million.

5) Shares owned by the parent group

As of December 31, 2021, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6) Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7) Parent shareholder of the company

Federal Government—Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 3, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer